NO ACT

PE
1-5-11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



11005750

February 18, 2011

D. Michael Lefever
Covington & Burling LLP
1201 Pennsylvania Avenue NW
Washington, DC 20004-2401

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-18-2011

Re: Pepco Holdings, Inc.
Incoming letter dated January 5, 2011

Dear Mr. Lefever:

This is in response to your letter dated January 5, 2011 concerning the shareholder proposal submitted to PHI by John Capozzi. We also have received a letter from the proponent dated February 4, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Capozzi

FISMA & OMB Memorandum M-07-16

February 18, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pepco Holdings, Inc.
Incoming letter dated January 5, 2011

The proposal states that PHI should aggressively study, implement, and pursue the solar market as a means of increasing earnings and profits. The proposal further directs the board to provide a report to shareholders describing how PHI will implement the market opportunities for non-commercial renewable solar power.

There appears to be some basis for your view that PHI may exclude the proposal under rule 14a-8(i)(7), as relating to PHI's ordinary business operations. In this regard, we note that the proposal relates to the products and services offered for sale by the company. Proposals conerning the sale of particular products and services are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if PHI omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which PHI relies.

Sincerely,

Rose A. Zukin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 4, 2011

BY ELECTRONIC MAIL TO SHAREHOLDERPROPOSALS@SEC.GOV

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Pepco Holdings, Inc. - Shareholder Proposal Submitted by John Capozzi

Ladies and Gentlemen:

I am submitting this letter in response to the No Action Letter request submitted to the staff of the Division of Corporation Finance (the "Division") of U.S. Securities and Exchange Commission (the "Commission") by D. Michael Lefever of the law firm Covington and Burling on behalf of Pepco Holdings, Inc., a Delaware corporation ("PHI"), in response to the above-referenced shareholder proposal I submitted to be included in the proxy materials for PHI's 2011 Annual Meeting of Shareholders.

For the reasons set forth below in response to Mr. Lefever's January 5, 2011 letter, I respectfully request the Commission to decline to issue a No Action Letter to PHI. I believe each of the purported grounds for exclusion put forth by PHI do not support his request in support of a No Action Letter to be issued by the Commission to on behalf of PHI, for the reasons listed below.

1. Rule 14a-8(i)(7) because the Proposal relates to PHI ' s ordinary business operations;
2. Rule 14a-8(i)(l) because the Proposal is not a proper subject for action by shareholders under Delaware law; and
3. Rule 14a-8(i)(4) because the Proposal is intended to further a personal interest of the Proponent that is not shared with other shareholders at large.

ANALYSIS:

1. The Proposal should not be excluded under Rule 14a-8(i)(7) because it relates to PHI ' s strategic approach to encouraging and promoting solar energy development among its rate payers

A. The Proposal is far broader than one that relates to matters that are fundamental to management's ability to run PHI on a daily basis.

Contrary to Mr. Lefever's assertion, my proposal to require the PHI Board of Directors to cause Pepco not only to study, but also pursue and implement a new business activity -- that being (i) the marketing of third-party solar providers on the Pepco website and (ii) providing financing to utility customers who wish to install a solar system is not one that compromises PHI's ability to run its business on a daily basis. His argument seeks to make the case that any proposal that involves broad business and strategic decisions is one that automatically affects daily operations, which, if accepted by the Commission, would essentially mean that any shareholder proposal regarding a company's strategic focus would be one that could be omitted by a company. This would result in a rule that would equate the concept of strategy with one of daily tactics, which result would strain the quite different definitions of these terms.

Nor is my proposal suggesting that PHI make its decision without a careful analysis of the projected benefits and the potential risks, as is asserted. In fact, that is precisely what my resolution would require PHI to do. Mr. Lefever's contention is that my proposal is a mandate on what PHI must do, rather than acknowledging what it is; a resolution that would require PHI to study the solar power issue, something shareholders have not seen management yet do of its own accord, even though the potential for benefit to shareholder could be significant.

Similarly, the contention that acceptance adoption of the resolution by shareholders would somehow subvert the ability of the public service commission to consider the business activities of a regulated utility like Pepco ***in light*** of that resolution ignores the fact that applying such discretion is wholly within the ability of the public service commission. To accept this argument would be tantamount to saying that Pepco could propose no business decisions at all to the public service commission because doing so would eliminate the commission's ability to make its own independent decision. To the contrary, the public service commission is well able to rule on the impact of Pepco making a business decision to adopt solar power incentives for its ratepayers, for example, based on the proposed implementation schedule put forth to the commission. If the commission disagreed with that approach, it would then send Pepco back to the drawing board to come up with a proposal that would be one more likely to be approved by the commission, and so on until the approval was won.

While I am aware of the precedents cited by Mr. Lefever relating to a company's ordinary business and has concurred in their exclusion under Rule 14a-8(i)(7), I would contend the resolution I am seeking to include differs from those in that it would directly affect ratepayers to Pepco by, assuming it is economically feasible, permitting them increased access to solar power for their direct use rather than requiring the utility itself to make an investment in creating new power sources or simply having the utility perform a study without a potential outcome. If my resolution passes, Pepco would be obligated to study and, if economically feasible, provide additional incentives and avenues that would promote the ability of ratepayers to generate their own renewable energy through the use of solar power. It is this direct benefit to ratepayers that distinguishes my resolution from those cited. See *General Electric* Company (January 9, 2009); *Avista Corporation* (January 8, 2007); and *Wachovia Corporation* (February 10, 2006).

For the foregoing reasons, we believe the Commission should reject the arguments made by Mr. Lefever under his item I.A.

B. The Proposal provides a direction for PHI to follow and does not micromanage its operations.

Contrary to Mr. Lefever's assertion, while my proposal does provide that Pepco undertake specific activities that include directing it to (i) market solar providers on their Pepco website, (ii) develop a finance plan to allow customers to install solar systems and make payments on their Pepco bills and (iii) buy SREC's directly from customers, none of these activities are so specific in their scope as to be considered to "micromanage" how Pepco does business. Each of these requests provide Pepco enormous discretion in how each task will be accomplished, with the specifics of each activity (those that might validly considered as micromanaging) to be left to Pepco's own devices in how they are implemented. For example, the notion that Pepco should implement a finance plan provides no details on how it would be implemented, what type of financing and under what terms it would be applied, nor how and to what degree solar systems might offset Pepco bills.

More importantly, Mr. Lefever seeks to argue here that a regulated utility such as Pepco is being micromanaged, where in item I.A. above he argued that Pepco could not implement these changes without the approval of the public service commission. If that earlier contention is true, it would appear the micromanagement argument is without merit because it would be impossible for Pepco to implement these changes without the approval of the public service commission. If they will be managing what Pepco can and cannot do, it appears impossible that my proposal itself could be accused of micromanagement.

C. The Proposal addresses a significant social policy issue rather than ordinary business matters.

PHI was quite correct to cite Staff Legal Bulletin No. 14C (June 28, 2005), because the proposal in question specifically addresses an environmental issue even though PHI may interpret it as related to an ordinary business matter; as noted above, I disagree with their position on this latter issue. Further, we concur with PHI in properly citing the analytical framework Staff Legal Bulletin No. 14E (October 27, 2009) to be applied by the Division to evaluate whether a shareholder proposal relating to environmental, financial or public heath risks can be excluded under Rule 14a-8(i)(7). In applying this framework, I believe that when the Division focuses "on the subject matter to which the risk pertains or that gives rise to the risk," it must conclude the subject matter of the proposal "transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote."

Regarding the specifics of the proposal, I believe PHI is missing the main point: the proposal is being introduced so that PHI will better focus on the social and environmental benefits of promoting the use of solar power for its ratepayers. Some other issues are raised by PHI's response that a specious at best:

- This proposal, by its very nature of moving PHI to promoting solar power, will have a direct benefit to the environment by reducing the need to use non-renewable resources for Pepco to produce its power. For PHI to suggest otherwise would defy the rules of logic.
- Yes, the proposal notes that the proposal, by facilitating solar system installations, would have the collateral benefit of "increasing earnings and profits," but to assert this is the primary benefit of the proposal ignores that Pepco will need to make a significant capital investment for that to occur.
- Finally, to state that I and my proposal are focused on solar power as an ordinary business opportunity, not as a social policy issue, speculates wildly as to my motivations. I personally have invested in solar power for my own home, and quite frankly I am appalled at the lack of effort Pepco has undertaken to make that an easy process to undertake. But this proposal will do nothing that will benefit me directly as a solar power generator; it will help those in the future who wish to do so.

I believe that when the Division examines this proposal regarding what shareholders may require of PHI should the resolution pass, it will properly conclude there is no basis to exclude the proposal since matters regarding requiring any regulated power company involving solar power will, by definition, be an issue that "transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote."

2. **This Proposal should not be excluded under Rule 14a-8(i)(1) because it is not a proper subject for shareholder action under Delaware law.**

I disagree with the contention by PHI that this is a proposal that can be excluded under Rule 14a-8(i)(l) if it delegates to shareholders a decision committed by state law to the discretion and judgment of the board of directors. The steps that would be required to be undertaken by PHI under the proposal say nothing about any obligation of the Board to take any action whatsoever. In fact, the proposal itself mentions Pepco specifically, and not the Board, having the obligation to take the following actions:

- aggressively study, implement and pursue the solar market;
- market third-party solar providers on the Pepco website;
- develop a finance plan that would allow customers to install solar systems and make payments on their Pepco bills;
- purchase SRECs directly from customers; and
- prepare and publish a report to shareholders that describes how Pepco will implement market opportunities for non-commercial renewable solar power

Nothing in this proposal either requires or implies that the shareholders shall substitute its judgment for that of the Board, which is able to set corporate policy as per PHI's Restated Certificate of Incorporation and Bylaws.

3. **PHI may not exclude the Proposal under Rule 14a-8(i)(4) because it relates to the interest of all shareholders .**

As an initial point, PHI is making an inconsistent argument here to suggest that the proposal is to further my own personal interest, or those of a small group of shareholders, while earlier in its response it made the case that the proposal is hopes to help in "increasing earnings and profits" for Pepco shareholders. Unfortunately, PHI cannot have it both ways. Either the proposal is personal to me, or it is for the shareholders.

To the substance of the argument that my proposal would be covered by Rule 14a-8(i)(4), which permits the exclusion of a shareholder proposal if the proposal "is designed . . . to further a personal interest, which is not shared by the other shareholders at large." As noted earlier, the goal of this proposal is to both improve the environmental living conditions of Pepco's ratepayers, while having the collateral long-term benefit of "increasing earnings and profits" for PHI's shareholders. There are no personal gains that I would hope to achieve as a shareholder.

Yes, it absolutely is the case that one group of the beneficiaries of the Proposal will be the customers of Pepco who wish to install solar power systems. But there are greater benefits that will inure to all Pepco ratepayers in environmental benefits. And, as mentioned, we cannot forget the benefits that will be enjoyed by Pepco shareholders. But this is not the same as the assertion made by PHI that "these facts suggest that the primary aim of the Proposal is to further the interests of a small subset of Pepco customers as opposed to those of PHI shareholders generally." Yes, the benefits will extend *beyond* that of Pepco shareholders. But it is far from true that this proposal will benefit a small group of Pepco shareholders. That would only be true if a large percentage of those who install solar systems following PHI's adoption of this proposal also were Pepco shareholders. There is no evidence this is the case, and I believe PHI is misreading rule Rule 14a-8(i)(4) in attempting to make this argument.

CONCLUSION:

For the reasons set forth above, I respectfully request that the Division reject the arguments made by PHI, and refuse to confirm that it will not recommend an enforcement action to the Commission if PHI excludes the Proposal and the supporting statement from the proxy materials for its 2011 Annual Meeting of Shareholders.

If you have any questions regarding this response to PHI's request or desire additional information, please contact me at ***FISMA & OMB Memorandum M-07-16***

Very truly yours,

John Capozzi

Enclosure:
Ms. Ellen Sheriff Rogers
Mr. D. Michael Lefever

COVINGTON & BURLING LLP

1201 PENNSYLVANIA AVENUE NW
WASHINGTON, DC 20004-2401
TEL 202.662.6000
FAX 202.662.6291
WWW.COV.COM

BEIJING
BRUSSELS
LONDON
NEW YORK
SAN DIEGO
SAN FRANCISCO
SILICON VALLEY
WASHINGTON

January 5, 2011

BY ELECTRONIC MAIL TO SHAREHOLDERPROPOSALS@SEC.GOV

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Pepco Holdings, Inc. – Shareholder Proposal Submitted by John Capozzi

Ladies and Gentlemen:

This letter is submitted on behalf of Pepco Holdings, Inc., a Delaware corporation ("PHI"), to request confirmation from the staff of the Division of Corporation Finance (the "Division") that it will not recommend an enforcement action to the U.S. Securities and Exchange Commission (the "Commission") if PHI excludes the shareholder proposal described herein (the "Proposal") submitted by John Capozzi (the "Proponent") from the proxy materials for its 2011 Annual Meeting of Shareholders. For the reasons set forth below, the Company intends to exclude the Proposal from its proxy materials in reliance on clauses (i)(7), (i)(1) and (i)(4) of Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

A copy of the Proposal and the Proponent's supporting statement are attached to this letter as Exhibit A. In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter and its attachment are being e-mailed to shareholderproposals@sec.gov not later than 80 calendar days prior to the date on which the Company intends to file its definitive proxy materials with the Commission. In accordance with Rule 14a-8(j), a copy of this letter and its attachment are being sent simultaneously to the Proponent.

THE PROPOSAL

The Proposal, along with the supporting statement, reads as follows:[1]

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[1] Because the Proponent's submission is in the form of resolutions, we have interpreted the "Resolved" clauses to be the Proposal and the "Whereas" clauses to be the supporting statement.

Whereas– Development of renewable energy generating capacity is important for District of Columbia's trajectory and the success of Pepco's planned Smart Grid.

Whereas– Pepco's residential market has shown a marked interest in solar. According to the District of Columbia's Department of the Environment in little more than a year between 2009 and 2010 about 250 residential District of Columbia customers installed solar systems, with a generating capacity of 2 megawatts per kilowatt hour, more than the total capacity of all pre-existing solar systems located in the nation's capital. The DC Department of the Environment's Renewable Energy Incentive Program has inaugurated a generous rebate program for renewables funded wholly with surcharges to utility rate payers' monthly bills.

Whereas–Solar cooperatives have led to a renewable generation source for the company's service area. Particular urban neighborhoods have seen 10% of single family homes install solar systems and twelve solar cooperatives have arisen to sustain the growth of solar installations. This factor is responsible for increased competition among solar installers, and a resultant reduction of 25% in the cost of a solar installation in the District of Columbia from approximately $8000 per kilowatt hour to a little more than $5000 per kilowatt hour.

Whereas–Solar aggregators and installers are rolling out leasing programs for solar installations that offer customers years of solar power for free.

Whereas–Pepco, an entity that operates in the public trust, has failed to adequately promote green initiatives including solar installation for residential as well as commercial properties and has avoided an opportunity to maximize earnings and profits on behalf of its shareholders.

RESOLVED: Pepco should aggressively study, implement and pursue the solar market as means of increasing earnings and profits, to the extent it does not create an economic hardship, including the following initiatives: marketing solar providers on their Pepco website, developing a finance plan to allow customers to install solar systems and make payments on their Pepco bills and buying SREC's directly from customers.

RESOLVED: Within 6 months of the 2011 annual meeting, the Board of Directors provide a report to shareholders, prepared at nominal cost and omitting proprietary information, describing how Pepco will implement, to the extent feasible, the market opportunities for non-commercial renewable solar power, and to disclose such information through public reporting mechanisms.

GROUNDS FOR EXCLUSION

PHI believes the Proposal may be properly excluded from the proxy materials for its 2011 Annual Meeting of Shareholders pursuant to:

- Rule 14a-8(i)(7) because the Proposal relates to PHI's ordinary business operations;

- Rule 14a-8(i)(1) because the Proposal is not a proper subject for action by shareholders under Delaware law; and

- Rule 14a-8(i)(4) because the Proposal is intended to further a personal interest of the Proponent that is not shared with other shareholders at large.

ANALYSIS

PHI is a holding company that is primarily engaged in the power delivery business, which it conducts through three regulated public utility subsidiaries. One of these subsidiaries is Potomac Electric Power Company ("Pepco"), the entity that is the subject of the Proposal.[2] Pepco is responsible for the delivery of electricity over its network of wires to customers in a service territory consisting of the District of Columbia and major portions of Prince George's County and Montgomery County in Maryland. For this service, Pepco is paid tariff rates approved by either the District of Columbia Public Service Commission or the Maryland Public Service commission, as applicable. All of the customers in Pepco's service territory are permitted by law to purchase the electricity delivered by Pepco either (i) from a third-party supplier (a "competitive retail supplier") or (ii) if the customer does not select a competitive retail supplier, from Pepco ("default supply"). Pepco purchases the electricity to meet its default supply obligations from wholesale suppliers under contracts entered into pursuant to competitive bid procedures approved and supervised by the applicable public service commission. Pepco does not generate the electricity that Pepco delivers to its customers.

1. The Proposal may be excluded under Rule 14a-8(i)(7) because it relates to PHI's ordinary business operations.

Rule 14a-8(i)(7) permits the omission from a company's proxy materials a shareholder proposal dealing "with a matter relating to the company's ordinary business operations." According to the Commission, the policy underlying this exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Amendments to Rules on Shareholder Proposals*, SEC Release No. 34-40018 (May 21, 1998)

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[2] PHI's other public utility subsidiaries are Atlantic City Electric Company, with a service territory covering a substantial portion of New Jersey, and Delmarva Power & Light Company, with a service territory covering a substantial portion of Delaware and portions of Maryland.

("Release No. 34-40018"). In this Release, the Commission noted that this policy was premised on two key considerations. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The Commission listed "management of the workforce, such as the hiring, promotion and termination of employees, decisions on production quality and quantity, and retention of suppliers" as examples of such tasks. The second consideration is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Commission noted that this concern may arise with proposals involving "intricate detail" or that would "impose specific time-frames or methods for implementing complex policies."

A. The Proposal relates to matters that are fundamental to management's ability to run PHI on a daily basis.

The Proposal, if adopted, would require the PHI Board of Directors to cause Pepco not only to study, but also pursue and implement a new business activity -- that being (i) the marketing of third-party solar providers on the Pepco website and (ii) providing financing to utility customers who wish to install a solar system. Decisions regarding the business activities in which a company chooses to engage are strategic decisions that are considered in the context of the company's long-term plans and objectives. Such decisions require a careful analysis of the projected benefits and the potential risks, as well as consideration of the many alternative opportunities available to the company. In the case of a regulated utility like Pepco, where its business activities are subject to review by a public service commission, the decision to seek approval to enter into a new business activity also requires consideration of the impact the proposal might have on other pending or planned proposals and proceedings before the public service commission. If adopted, the Proposal would short-circuit this deliberative process by substituting a shareholder directive for the judgment of management and the PHI Board of Directors with regard to a matter of corporate strategy, subject only to the qualification that the initiatives do not "create economic hardship."

The Division has viewed shareholder proposals relating to business strategy as relating to a company's ordinary business and has concurred in their exclusion under Rule 14a-8(i)(7). *See General Electric Company* (January 9, 2009) (preparation of a report evaluating the costs and benefits of divesting nuclear energy investment and investing in renewable energy); *Avista Corporation* (January 8, 2007) (preparation of a report evaluating certain dams used for power generation by a public utility company); and *Wachovia Corporation* (February 10, 2006) (preparation of a report evaluating the effect of climate change on business strategy). The Proposal falls squarely within these precedents in that it would require the preparation of a report with regard to the "market opportunities for non-commercial renewable solar power." Moreover, the Proposal would require PHI to cause Pepco to "study, implement and pursue" the business activities identified by the Proponent, unless it can be demonstrated by PHI that such activities would cause economic hardship. For the foregoing reasons, we believe PHI may exclude the Proposal from its proxy materials under Rule 14a-8(i)(7) as relating to the PHI's ordinary business.

B. The Proposal seeks to micromanage PHI's operations.

We believe the Proposal is also properly excludable under Rule 14a-8(i)(7) because it seeks to micromanage PHI's operations. The Proposal would, among other things, direct that Pepco (i) not only market third-party solar providers, but also the manner in which it should do so (on its website), (ii) not only finance the installation of solar power by it customers, but also how its customers would make finance payments (by making payment on their bills), and (iii) purchase SRECs directly from customers, without regard to whether Pepco has any need to acquire any such SRECs or would be permitted by the public service commissions to recover the cost of purchasing the SRECs from customers.[3] It is well established that the Division considers such details to be solely within the province of a company's management and not a proper subject for shareholder action. *See, e.g.*, *Marriott International, Inc.* (March 17, 2010) (proposal requiring the company to test specific technologies to reduce water usage sought to micromanage the company's operations to the extent that exclusion of the proposal was appropriate); *The Williams Companies, Inc.* (February 6, 2008) (permitting exclusion of a proposal specifying terms of a conflicts of interest policy); *PetSmart Inc.* (April 14, 2006) (permitting exclusion of a proposal prohibiting the sale of birds); *Clear Channel Communications, Inc.* (March 10, 1999) (permitting exclusion of a proposal requiring independent verification that proposed tobacco advertisements were not targeted at 14-18 year olds).

C. The Proposal does not address a significant social policy issue, but instead relates entirely to ordinary business matters.

In Staff Legal Bulletin No. 14C (June 28, 2005), the Division notes that, where an environmental or public heath issue is involved, the fact that a proposal relates to an ordinary business matter does not conclusively establish that a company may exclude a proposal from its proxy materials. Citing Release No. 34-40018, the Division explained that, where a proposal focuses on a "sufficiently significant" social policy issue, the proposal may not be excluded because, in the view of the Commission, the proposal would "transcend day-to-day business matters." Staff Legal Bulletin No. 14E (October 27, 2009) sets forth the current analytical framework applied by the Division to evaluate whether a shareholder proposal relating to environmental, financial or public heath risks can be excluded under Rule 14a-8(i)(7).

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[3] The acronym "SREC" is not defined by the Proponent. We believe the Proponent is referring to solar renewable energy credits, which are allocated to a producer of solar energy and can be sold by that producer to an entity engaged in an activity that requires it to hold a designated amount of such credits.

Specifically, the Division states that it will "focus on the subject matter to which the risk pertains or that gives rise to the risk." If the underlying subject matter of the proposal "transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote," the Division will not concur that there is a basis to exclude the proposal so long as "a sufficient nexus exists between the nature of the proposal and the company."

In our view, the subject of the Proposal does not transcend Pepco's day-to day business matters. It is not addressed to the environmental or public heath risks posed by Pepco's operations. Rather, it seeks to have Pepco become involved in facilitating solar system installations by its electricity delivery customers as an additional business activity that Pepco would enter into "as a means of increasing earnings and profits." Both the report to shareholders that the Proposal would require the PHI Board of Directors to prepare and the public disclosures contemplated by the Proposal would require Pepco to address "the market opportunities for non-commercial renewable solar power." The supporting statement reinforces this exclusively financial focus when it contends that the failure of Pepco adequately to promote customer solar installations "has avoided an opportunity to maximize earnings and profits on behalf of its shareholders." These statements make clear that the Proponent is focused on solar power as an ordinary business opportunity, not as a social policy issue. Accordingly, in our view, the exception to the ordinary business exclusion of Rule 14a-8(i)(7) applicable to significant social policy issues is not implicated by the Proposal. *See, e.g., Wal-Mart Stores, Inc.* (March 30, 2010) (proposals concerning the sale of particular products are generally excludable under rule 14a-8)(i)(7)); *JP Morgan Chase & Co.* (March 12, 2010) (proposals concerning customer relations or the sale of particular services are generally excludable under rule 14a-8(i)(7)); and *The Coca-Cola Company* (February 17, 2010) (proposals that concern customer relations and decisions relating to product quality are generally excludable under rule 14a-8(i)(7)).

2. **PHI may exclude the Proposal under Rule 14a-8(i)(1) because it is not a proper subject for shareholder action under Delaware law.**

Rule 14a-8(i)(1) permits the exclusion of a shareholder proposal that is "not a proper subject for action by shareholders under the jurisdiction of the company's organization." A proposal is not a proper subject within the meaning of Rule 14a-8(i)(1) if it delegates to shareholders a decision committed by state law to the discretion and judgment of the board of directors. As opposed to a proposal that recommends that the PHI Board of Directors evaluate or consider undertaking specified actions, the Proposal directs that Pepco undertake a variety of actions, including:

- aggressively study, implement and pursue the solar market;

- market third-party solar providers on the Pepco website;

- develop a finance plan that would allow customers to install solar systems and make payments on their Pepco bills;

- purchase SRECs directly from customers; and

- prepare and publish a report to shareholders that describes how Pepco will implement market opportunities for non-commercial renewable solar power.

Under Section 141(a) of the Delaware General Business Corporation Law (the "DGCL"), the business and affairs of a Delaware corporation "shall be managed by or under the direction of a board of directors, except as may be otherwise provided [by the DGCL] or in its certificate of incorporation." Consistent with Delaware law, PHI's Restated Certificate of Incorporation and Bylaws provide that its business and affairs shall be managed by the PHI Board of Directors, which shall exercise all of the powers of the corporation. Neither the DGCL nor PHI's Certificate of Incorporation authorize the shareholders to engage in decision-making of the type contemplated by the Proposal. Therefore, if adopted, the Proposal would prevent the PHI Board of Directors from discharging its responsibilities with respect to the matters identified in contravention of Section 141(a) of the DGCL and PHI's governing documents.

The Division has consistently concurred in the exclusion under Rule 14a-8(i)(1) of shareholder proposals that mandate corporate action that, under state law, falls within the discretion of the board of directors. *See American Electric Power Company, Inc.* (Feb. 18, 2003) (report to shareholders on risks presented by emissions and economic benefits of reducing emissions); *see also The Boeing Company* (January 29, 2010) (revision of the code of conduct and report to shareholders within six months); *Citigroup Inc.* (February 19, 2009) (implementing holding requirements for equity awards and a report to shareholders before the next annual meeting); *Ford Motor Company* (March 19, 2001) (appointment of a committee to evaluate conflicts of interest between classes of shareholders). This position reflects the Commission's longstanding acknowledgement that under state laws similar to Section 141(a) of the DGCL:

> [T]he board may be considered to have exclusive discretion in corporate matters. Accordingly, proposals by securityholders that mandate or direct a board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute.

Adoption of Amendments Relating to Proposals by Security Holders, SEC Release No. 34-12999 (November 22, 1976). As the Proposal would result in an unlawful intrusion into the discretionary authority of the PHI Board of Directors, we believe PHI may exclude the Proposal under Rule 14a-8(i)(1).

3. PHI may exclude the Proposal under Rule 14a-8(i)(4) because it relates to a personal interest not shared by other shareholders.

Rule 14a-8(i)(4) permits the exclusion of a shareholder proposal if the proposal "is designed . . . to further a personal interest, which is not shared by the other shareholders at large." The Commission has stated that the purpose of Rule 14a-8(i)(4) is to "insure that the security holder proposal process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." *Amendments to Rule 14a-8 under the Securities Exchange Act Relating to Proposals by Security Holders*, SEC Release No. 34-20091 (August 16, 1983). In this case, we believe the Proposal reasonably can be interpreted as a use of the shareholder proposal process to further an objective that is designed primarily to benefit certain Pepco customers, as opposed to an interest shared by PHI shareholders in general.

The supporting statement indicates that the Proponent, a District of Columbia resident, is an advocate for the promotion of solar power in the District of Columbia. Consistent with this objective, the Proposal would require Pepco to implement various measures to facilitate the installation of solar power systems by Pepco's customers. As discussed above, the Proposal would require Pepco to (i) market third-party solar providers on its website, (ii) develop a finance plan to allow customers to install solar systems and (iii) purchase SRECs from customers. While the supporting statement states that Pepco by not doing these things "has avoided an opportunity to maximize earning and profits on behalf of its shareholders," the Proposal does not explain how these activities would be a source of earnings and profits for Pepco. Rather, the beneficiaries of the Proposal appear to be the customers of Pepco who wish to install solar power systems. This point is reinforced by the focus of the supporting statement only on the District of Columbia as opposed to all of the service territories of PHI's public utility subsidiaries.[4]

These facts suggest that the primary aim of the Proposal is to further the interests of a small subset of Pepco customers as opposed to those of PHI shareholders generally. *See Exxon Corporation* (January 29, 1999) (permitting exclusion under Rule 14a-8(i)(4) of a proposal requiring an investigation into the issuer's practice of terminating customer credit card accounts for non-use, where the proponent was among the customers whose accounts were so terminated); *AlliedSignal, Inc.* (December 15, 1995) (permitting exclusion of a proposal seeking reinstatement of former employees who were asserting age discrimination claims). On this basis, we submit that PHI should be permitted to exclude the Proposal under Rule 14a-8(i)(4).

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[4] Another beneficiary of the Proposal would be the sellers of solar power system that would gain access to the Pepco website as a platform to market their products.

CONCLUSION

For the reasons set forth above, we respectfully request that the Division confirm that it will not recommend an enforcement action to the Commission if PHI excludes the Proposal and the supporting statement from the proxy materials for its 2011 Annual Meeting of Shareholders in reliance on any or all of clauses (i)(7), (i)(1) and (i)(4) of Rule 14a-8.

If you have any questions regarding this request or desire additional information, please contact the undersigned at (202) 662-5276 or Ellen Sheriff Rogers, Vice President and Deputy General Counsel of PHI, at 202-872-3526.

Very truly yours,



D. Michael Lefever

Enclosure

cc: Ms. Ellen Sheriff Rogers
Mr. John Capozzi

EXHIBIT A

SHAREHOLDER RESOLUTION OF PEPCO

The undersigned, being a Shareholder of Pepco stock hereby sign the following shareholder resolution for consideration at the 2011 Annual Meeting:

Whereas– Development of renewable energy generating capacity is important for District of Columbia's trajectory and the success of Pepco's planned Smart Grid.

Whereas– Pepco's residential market has shown a marked interest in solar. According to the District of Columbia's Department of the Environment in little more than a year between 2009 and 2010 about 250 residential District of Columbia customers installed solar systems, with a generating capacity of 2 megawatts per kilowatt hour, more than the total capacity of all pre-existing solar systems located in the nation's capital. The DC Department of the Environment's Renewable Energy Incentive Program has inaugurated a generous rebate program for renewables funded wholly with surcharges to utility rate payers' monthly bills.

Whereas–Solar cooperatives have led to a renewable generation source for the company's service area. Particular urban neighborhoods have seen 10% of single family homes install solar systems and twelve solar cooperatives have arisen to sustain the growth of solar installations. This factor is responsible for increased competition among solar installers, and a resultant reduction of 25% in the cost of a solar installation in the District of Columbia from approximately $8000 per kilowatt hour to a little more than $5000 per kilowatt hour.

Whereas–Solar aggregators and installers are rolling out leasing programs for solar installations that offer customers years of solar power for free.

Whereas–Pepco, an entity that operates in the public trust, has failed to adequately promote green initiatives including solar installation for residential as well as commercial properties and has avoided an opportunity to maximize earnings and profits on behalf of its shareholders.

RESOLVED: Pepco should aggressively study, implement and pursue the solar market as means of increasing earnings and profits, to the extent it does not create an economic hardship, including the following initiatives: marketing solar providers on their Pepco website, developing a finance plan to allow customers to install solar systems and make payments on their Pepco bills and buying SREC's directly from customers.

RESOLVED: Within 6 months of the 2011 annual meeting, the Board of Directors provide a report to shareholders, prepared at nominal cost and omitting proprietary information, describing how Pepco will implement, to the extent feasible, the market opportunities for non-commercial renewable solar power, and to disclose such information through public reporting mechanisms.

Shareholders Name

____

John Capozzi